SilverCrest Reports 2022 Annual Financial Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - March 13, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's audited financial results for the year ended December 31, 2022. The audited consolidated financial statements and management's discussion and analysis for 2022 are available under the Company's SEDAR profile on www.sedar.com, EDGAR profile on www.sec.gov, and on SilverCrest's website www.silvercrestmetals.com. All amounts herein are presented in United States Dollars ("US$"), unless otherwise stated. Certain amounts shown in this news release may not total to exact amounts due to rounding differences.

N. Eric Fier, CEO, commented, "We are very pleased with the operating and financial performance of the Las Chispas Mine since achieving commercial production in Q4, 2022. During ramp-up, we exceeded many of the 2021 Feasibility Study1 targets including process plant recoveries, plant availability, and the target date to declare commercial production which led to an outperformance of recovered ounces in 2022. This successful ramp-up of the operation generated $28.4 million of mine operating income in 2022, which when combined with our strong financial position, allowed for the reduction of our debt outstanding by $40 million. Subsequent to the end of 2022, and based on continued strong cash flow generation, we prepaid a further $15 million of debt in March 2023, reducing our outstanding term loan to $35 million. We remain focused on continuing to optimize the operation and deliver an updated technical report in Q2, 2023 which will form the basis for updated cost and production guidance."

2022 Financial Highlights

● Completed Las Chispas Mine construction at the end of May 2022 for $133.0 million, $4.7 million below the 2021 Feasibility Study.

● In Q3, 2022, the first revenue from the sale of precious metals was recorded. During 2022, revenue of $43.5 million (2021 - $Nil) from the sale of 11,400 ounces ("oz") of gold and 1.1 million ounces of silver was recorded. At the end of December 2022, there were also 3,600 ounces of gold and 0.32 million ounces of silver as finish goods inventory in process to be refined.

● During 2022, generated mine operating income of $28.4 million (2021 - $Nil) after recording cost of sales of $15.1 million (2021 - $Nil). 2022 income of $31.3 million (2021 - loss of $22.8 million) resulted in basic earnings on a per share basis of $0.21 (2021 - loss of $0.16). Ended the year with $50.8 million (2021 - $176.5 million) of cash and cash equivalents and $16.0 million (2021 - $10.2 million) of value added tax refund that we expect to receive in 2023.

● Completed a corporate debt refinancing in November 2022 at a significantly lower interest rate than the project facility and reduced debt outstanding by $40.0 million to exit 2022 with a debt balance of $50.0 million (2021 - $90.0 million).

2022 Operating Highlights

● Completed construction of the processing plant and related infrastructure slightly ahead of the 2021 Feasibility Study schedule. In November 2022, Comision Federal de Electricidad, completed their 26 kilometre ("km") portion of the powerline to connect with the 55 km powerline that SilverCrest completed in April 2022, allowing for full connection to the national power grid.

● Declared commercial production effective November 1, 2022 after commissioning the Las Chispas processing plant for five months, faster than anticipated in the 2021 Feasibility Study.

● Processing plant operating metrics exceeded the 2021 Feasibility Study for tonnage milled, plant availability, and metallurgical recoveries with Q4, 2022 average throughput of 1,135 tpd.

● Recovered 17,800 ounces of gold (96.5% recovery) and 1.7 million ounces of silver (92.5% recovery), or 3.3 million silver equivalent2 ounces (94.4% recovery), above the 2021 Feasibility Study estimates of 12,249 ounces of gold (90.1% recovery) and 1.18 million ounces of silver (87.0% recovery) or 2.25 million silver equivalent ounces (88.5% recovery).

● Underground mining rates averaged 700 tpd during Q4, 2022, which was below the 2021 Feasibility Study forecast of 750 tpd, but in line with the revised forecast of 600 to 700 tpd. The ramp-up of the underground mine is expected to continue through 20251.

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1 NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 (the "2021 Feasibility Study").

2 Silver equivalent (or "AgEq") is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1.

● At the end of 2022, the ore stockpiles were estimated at 261 kilotonnes ("kt"). Higher processing rates than planned in 2022 contributed to increased production, which when combined with a slight reduction in mining rates, resulted in the stockpile ending 2022 below the 2021 Feasibility Study estimate of 311kt.

● Stockpiles built prior to the construction decision being made at the end of 2021 were previously expensed and as a result, the stockpiles carry a lower operating cost. It is expected that stockpiles will continue to represent a notable component of process plant feed through 2024, which will support financial de-risking.

● Notable improvement in the Company's 2022 lost time injury frequency rate ("LTIFR")3 to 0.42 from 0.63 in 2021 and its total recordable injury frequency rate ("TRIFR")3 to 3.58 from 4.11 in 2021.

● Completed and released its Task Force on Climate-Related Financial Disclosure ("TCFD") and water stewardship reports with inaugural environmental, social, and governance ("ESG") sustainability report to follow in 2023. Completed the first year of our five-year water related infrastructure plan aimed at increasing the availability of water locally to improve the lives of those in our community.

Subsequent Events

At February 28, 2023, our cash balance was $71.2 million, up from $50.8 million at the end of 2022. With this strong financial position, the Company prepaid $15.0 million of its term facility in early March 2023, reducing the debt outstanding to $35.0 million. This marks a 60% reduction in debt within the four months of declaring commercial production. A revolving facility of $70.0 million remains undrawn and available to the Company until November 27, 2026.

Q4, 2022 and 2022 Operational and Financial Highlights

OPERATIONAL

	Unit	Q4, 2022(1)	FY 2022
Ore mined	kt	65	201
Ore milled(2)	kt	104	188
Underground development	km	2.3	8.0

Gold (Au)
Recovered	koz	11.9	17.8
Average grade	gpt	3.67	3.05
Recovery	%	96.9%	96.5%
Sold	koz	11.4	11.4

Silver (Ag)
Recovered	million oz	1.2	1.7
Average grade	gpt	382	312
Recovery	%	93.3%	92.5%
Sold	million oz	1.0	1.1

Silver equivalent (AgEq)(3)
Recovered	million oz	2.2	3.3
Average grade	gpt	701	577
Recovery	%	95.0%	94.4%

FINANCIAL
	Unit	Q4, 2022	FY 2022
Revenue	$ millions	40.8	43.5
Cost of sales	$ millions	(14.3)	(15.1)
Mine operating income	$ millions	26.5	28.4
Income for the period	$ millions	5.2	31.3
Income per share - basic	$/share	0.03	0.21
	Units		December 31, 2022
Cash and cash equivalents	$ millions		50.8
Credit Facility Debt	$ millions		(50.0)

(1) During Q4, 2022, the Company declared commercial production effective November 1, 2022.

(2) Ore milled includes material from stockpiles and ore mined.

(3) Silver equivalent (or "AgEq") is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1.

Since 2022 was a construction and ramp year, with commercial production declared part way through Q4, 2022, operating and all-in sustaining costs will be first presented with the Q1, 2023 financial statements in May 2023.

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3 Based on 200,000 hours divided by total working hours

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company completing a technical report update in Q2, 2023; providing updated costs and production guidance; optimizing the operation; and publishing its inaugural ESG report in 2023. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies, continued commercial operations at the Las Chispas Mine, the environment in which the Company will operate in the future, including the price of gold and silver, estimates of capital and operating costs, production estimates, estimates of mineral resources and metallurgical recoveries and mining operational risk; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward- looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager Investor
Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1